Companhia Brasileira de Distribuição
Authorized Capital Publicly-Held Company
Corporate Tax Registry (CNPJ/MF) 47.508.411/0001-56

Call Notice for
General Extraordinary Meeting

The shareholders’ of Companhia Brasileira de Distribuição are invited to meet in the Company’s head office, located at Avenida Brigadeiro Luiz Antonio, 3142, in the city of São Paulo, for the General Extraordinary Meeting to be held on September 21, 2005, 5pm, in order to deliberate on the following Agenda:

a)     elect a new member of the Board Advisory of the Company.

According to Article 3 of Instruction CVM 165/91, amended by the Instruction CVM 282/98, the minimum stake in the voting capital required to request the adoption of multiple ballot is 5%.

São Paulo, September 06, 2005

Abilio dos Santos Diniz
Chairman of the Board of Directors